

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

GFI Securities LLC
December 31, 2021
With Report of Independent Registered Public Accounting Firm

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SEC FILE NUMBER
8-43548

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL
REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/21___ AND ENDING ___12/31/21___
 MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: _GFI Securities LLC_

TYPE OF REGISTRANT (check all applicable boxes):

☑Broker-dealer ☐Security-based swap dealer ☐Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

55 Water Street
 (No. and Street)

New York	New York	10041
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Steven Bisgay	212-294-7849	SBisgay@cantor.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
 (Name – if individual, state last, first, and middle name)

One Manhattan West, 401 9th Avenue	New York	New York	10001
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the report of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17CFR 240.17a-5(e)(1)(ii), if applicable.





AFFIRMATION

I, Steven Bisgay, affirm that, to the best of my knowledge and belief, the accompanying consolidated statement of financial condition pertaining to GFI Securities LLC (the "Company"), as of December 31, 2021, is true and correct. I further affirm that neither the Company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Steven Bisgay
Chief Financial Officer

On this 28th day of February, 2022, Steven Bisgay, to me known and known to me to be the person described in and who executed the foregoing instrument and he acknowledged to me that he executed the same.

Notary Public

TREASA CHENNIKARA
My Comm. Exp. 03-18-2023
NOTARY PUBLIC
Reg. # 01CH6388978
NEW YORK COUNTY STATE OF NEW YORK

This filing** contains (check all applicable boxes):

☑ Consolidated Statement of Financial Condition.

☑ Notes to Consolidated Statement of Financial Condition.

☐ Consolidated Statement of Operations.

☐ Consolidated Statement of Cash Flows.

☐ Consolidated Statement of Comprehensive Income.

☐ Consolidated Statement of Changes in Members' Interest.

☐ Statement of Changes in Subordinated Borrowings.

☐ Notes to Consolidated Financial Statements.

☐ Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ Computation of tangible net worth under 17 CFR 240.18a-2.

☐ Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☑ Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☑ Independent public accountant's report based on an examination of the statement of financial condition.

☐ Independent public accountant's report based on an examination of the financial report or financial statements under 17CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ Independent public accountant's report based on an examination of certain statements in the compliance report under 17CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17CFR 240.18a-7, as applicable.

☐ Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ Other: _____

☐ A copy of the SIPC Supplemental Report.

☐ Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges Pursuant to Section 4d(2) under the Commodity Exchange Act.

☐ Statement of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Commission Regulation 30.7.

☐ Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by CFTC Regulation 1.16.

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To the Members and Management of GFI Securities LLC

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of GFI Securities LLC (the "Company") as of December 31, 2021 and the related notes (the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst + Young LLP

We have served as the Company's auditor since 2015.

February 28, 2022

A member firm of Ernst & Young Global Limited

GFI Securities LLC

Consolidated Statement of Financial Condition

December 31, 2021

(In Thousands)

Assets

Cash and cash equivalents	$	19,177
Receivables from clearing brokers		26,628
Accrued commissions receivable, net		6,029
Receivables from related parties		241
Other assets		806
Total assets	$	52,881

Liabilities and Members' Interest

Accrued compensation	$	8,462
Accounts payable and accrued liabilities		4,904
Payables to related parties		3,470
Total liabilities		16,836

Commitments and contingencies (Note 3)

Members' interest:	
Controlling interests	35,948
Non-controlling interests	97
Total members' interest	36,045
Total liabilities and members' interest	$ 52,881

See notes to consolidated statement of financial condition

GFI Securities LLC

Notes to Consolidated Statement of Financial Condition

Year Ended December 31, 2021

(In Thousands)

1. General and Summary of Significant Accounting Policies

Description of Business – GFI Securities LLC ("GFIS") and its subsidiaries (collectively the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") and an introducing broker with the National Futures Association ("NFA") and the Commodity Futures Trading Commission ("CFTC"). The Company provides brokerage services for securities and over-the-counter ("OTC") derivative contracts to broker-dealers and other financial institutions. The Company introduces trades to a number of clearing firms who clear them on a fully disclosed basis.

The Company is a Limited Liability Company which operates out of New York and an indirect, wholly-owned subsidiary of BGC Partners, Inc. ("BGC"), which is a subsidiary of Cantor Fitzgerald, L.P. ("Cantor").

As of December 31, 2021, the Company owns approximately 95% of GFI Exchange Colombia S.A. and GFI Securities Colombia S.A., which are licensed and regulated by the Superintendencia Financiera de Colombia. The remaining interests are owned by other subsidiaries of BGC and represent the noncontrolling interest in the Company's consolidated statement of financial condition. All intercompany accounts and transactions have been eliminated.

Basis of Presentation – The Company's consolidated statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates – Management makes estimates and assumptions that affect the reported amounts of the assets and liabilities, and the disclosure of contingent assets and liabilities. Management believes that the estimates utilized in preparing the consolidated statement of financial condition are reasonable. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in the Company's consolidated statement of financial condition.

Cash and Cash Equivalents – The Company considers all highly liquid investments with maturity dates of 90 days or less at the date of acquisition to be cash equivalents.

Receivables from Clearing Brokers – Receivables from clearing brokers primarily represent cash deposits with various clearing brokers to conduct ongoing clearance activities.

Financial Assets and Liabilities – In accordance with Accounting Standards Codification ("ASC") 820-10, *Fair Value Measurements and Disclosures* ("ASC 820-10"), the Company estimates fair values of financial instruments, such as derivative instruments, using relevant market information and other assumptions. Fair value estimates involve uncertainties and matters of significant judgment in interpreting market data and, accordingly, changes in assumptions or in market conditions could adversely affect the estimates. The Company also discloses the fair value of its financial instruments in accordance with the fair value hierarchy as set forth by ASC 820-10. The

GFI Securities LLC

Notes to Consolidated Statement of Financial Condition (*continued*)

December 31, 2021

(In Thousands)

1. General and Summary of Significant Accounting Policies (*continued*)

guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

- Level 1 measurements – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 measurements – Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly.

- Level 3 measurements – Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Accrued Commissions Receivable, net – Accrued commissions receivable, net of allowance for doubtful accounts, represents the amount due from brokers, dealers, banks and other financial and non-financial institutions for the execution of securities, commodities, foreign exchange, and other derivative brokerage transactions. Pursuant to a factoring agreement dated November 30, 2003 (the "Factoring Agreement"), the Company sells commissions receivable aged over 30 days to an affiliate on a non-recourse basis. The Company accounts for the transfer of the commissions receivable to the affiliate under the Factoring Agreement in accordance with ASC 860, *Transfers and Servicing*. ASC 860 requires that several conditions be met in order to present the transfer of accounts receivable as a sale. As the Company has isolated the transferred (sold) assets (commissions receivable); has the legal right to transfer the assets; and has sold the assets on a non-recourse basis, effectively relinquishing control of the assets, the transfer qualifies for sale treatment. In addition, as a result of the Factoring Agreement, the Company does not generally record an allowance for doubtful accounts. See Note 4 – Related Party Transactions for further discussion.

Revenue Recognition

Commissions – Commissions revenue is derived from securities and commodities, whereby the Company connects buyers and sellers in the OTC and exchange markets and assists in the negotiation of the price and other material terms. These transactions result from the provision of service related to executing, settling and clearing transactions for clients. Trade execution and clearing services, when provided together, represent a single performance obligation as the services are not separately identifiable in the context of the contract. Commissions revenue is recognized at a point in time on the trade-date, when the customer obtains control of the asset and can direct the use of, and obtain substantially all of the remaining benefits from the asset. The Company records a receivable between the trade-date and settlement date, when payment is received.

1. General and Summary of Significant Accounting Policies (*continued*)

Principal Transactions, net – Principal transactions revenue is primarily derived from matched principal transactions, whereby the Company simultaneously agrees to buy securities from one customer and sell them to another customer. Revenues earned from principal transactions represent the spread between the buy and sell price of the brokered security. Principal transactions revenues are recognized on a trade date basis.

Interest Income – Interest income primarily represents interest derived from money market funds.

Leases – The Company enters into leasing arrangements in the ordinary course of business as a lessee of office space, data centers and office equipment. The Company determines whether an arrangement is a lease at inception. Right-of-use ("ROU") lease assets represent the Company's right to use an underlying asset for the lease term, and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Other than for leases with an initial term of twelve months or less, operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most leases do not provide an implicit rate, the Company uses an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense pertaining to operating leases is recognized on a straight-line basis over the lease term. See Note 10 – Leases for additional information on the Company's leasing arrangements.

Income Taxes – Income taxes are accounted for under ASC Topic 740, *Income Taxes,* using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the Company's consolidated statement of financial condition carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit.

ASC Topic 740, *Income Taxes,* clarifies the accounting for income taxes by prescribing a "more likely than not" recognition threshold that a tax position is required to meet before being recognized in the Company's consolidated statement of financial condition. In addition, the guidance clarifies the measurement of uncertain tax positions, classification of interest and penalties, and requires additional disclosures on tax reserves.

Notes to Consolidated Statement of Financial Condition (*continued*)

December 31, 2021

(In Thousands)

1. General and Summary of Significant Accounting Policies (*continued*)

The Company is a single-member limited liability company and as such is not liable for income tax. The Company has two subsidiaries that operate in a foreign jurisdiction and are subject to tax in that jurisdiction.

Equity-Based and Other Compensation – BGC provides compensation awards to certain employees of the Company in the form of company awards in BGC. These awards entitle the employees to participate in quarterly distributions of BGC's income, and certain awards receive post-termination payments. The Company records an expense for distributions and for the change in the fair value of the post-termination liability. In addition, the Company grants rights to certain employees to exchange company awards into shares of BGC Class A common stock.

The Company accounts for deferred cash compensation, which requires measurement of deferred compensation expense for non-equity-based awards based upon future amounts expected to be paid, and provides for recognition of compensation expense over the expected service period, net of estimated forfeitures. See Note 6 – Compensation for further information.

Foreign Currency Transactions and Translation – Assets and liabilities denominated in nonfunctional currencies are converted at rates of exchange prevailing on the date of the Company's consolidated statement of financial condition. Gains and losses on translation of the financial statements of non-U.S. operations into U.S. dollar reporting currency of the Company are part of Members' interest in the Company's consolidated statement of financial condition.

Recently Adopted Accounting Pronouncements – In December 2019, the FASB issued ASU No. 2019-12, *Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes*. The ASU is part of the FASB's simplification initiative; and it is expected to reduce cost and complexity related to accounting for income taxes by eliminating certain exceptions to the guidance in ASC 740, *Income Taxes* related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period, if applicable, the allocation of consolidated income tax expense to separate statement of financial condition of entities not subject to tax and the recognition of deferred tax liabilities for outside basis differences. The new guidance also simplifies aspects of the accounting for franchise taxes and enacted changes in tax laws or rates, and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. The new standard became effective for the Company beginning January 1, 2021 and with certain exceptions, will be applied prospectively. As part of the adoption of ASU No. 2019-12, the Company has not elected to push down and allocate current and deferred tax expense from BGC. Accordingly, no income tax provision has been recorded by the Company with respect to its standalone operations.

In October 2020, the FASB issued ASU No. 2020-10, *Codification Improvements*. The standard amends the Codification by moving existing disclosure requirements to (or adding appropriate references in) the relevant disclosure sections. The ASU also clarifies various provisions of the Codification by amending and adding new headings, cross-referencing, and refining or correcting terminology The Company adopted the standard on the required effective date beginning January 1,

1. General and Summary of Significant Accounting Policies (*continued*)

2021, using a modified retrospective approach of transition. The adoption of this guidance did not have a material impact on the Company's consolidated statement of financial condition.

New Accounting Pronouncements – In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): *Facilitation of the Effects of Reference Rate Reform on Financial Reporting*. The guidance is designed to provide relief from the accounting analysis and impacts that may otherwise be required for modifications to agreements (e.g., loans, debt securities, derivatives, and borrowings) necessitated by reference rate reform as entities transition away from LIBOR and other interbank offered rates to alternative reference rates. This ASU also provides optional expedients to enable companies to continue to apply hedge accounting to certain hedging relationships impacted by reference rate reform. Application of the guidance is optional and only available in certain situations. The ASU is effective upon issuance and generally can be applied through December 31, 2022. In January 2021, the FASB issued ASU No. 2021-01, *Reference Rate Reform (Topic 848): Scope*. The amendments in this standard are elective and principally apply to entities that have derivative instruments that use an interest rate for margining, discounting, or contract price alignment that is modified as a result of reference rate reform (referred to as the "discounting transition"). The standard expands the scope of ASC 848, *Reference Rate Reform* and allows entities to elect optional expedients to derivative contracts impacted by the discounting transition. Similar to ASU No. 2020-04, provisions of this ASU are effective upon issuance and generally can be applied through December 31, 2022. Management is evaluating and planning for adoption of the new guidance, including forming a cross-functional LIBOR transition team to determine the Company's transition plan and facilitate an orderly transition to alternative reference rates, and continuing its assessment on the Company's consolidated statement of financial condition.

2. Derivative Instruments

During the year, the Company entered into principal transactions for futures products to facilitate customer trading activities or to engage in principal trading for the Company's account. As of December 31, 2021, the Company had gross long futures contracts with a fair value of $36,017 and gross short contracts with a fair value of $37,004, in respect of which the net contract value of $987 is included in Receivables from clearing brokers as futures contracts are settled daily.

As of December 31, 2021, the Company had a total notional value of approximately $878,168 for derivative contracts. The fair value of these derivative contracts relates to transactions with one counterparty for which the legal right to offset exists under an enforceable netting agreement. These contracts are carried at fair value financial instruments and are classified within level 2 of the fair value hierarchy.

3. Commitments and Contingencies

Legal Matters – In the ordinary course of business, various legal actions are brought and are pending against the Company. In some of these actions, substantial amounts are claimed. The Company is also involved, from time to time, in reviews, examinations, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Company's businesses, which may result in judgments, settlements, fines, penalties, injunctions or other relief.

From time to time, the Company is involved in litigation, claims and arbitrations, relating to various employment matters, including with respect to termination of employment, hiring of employees currently or previously employed by competitors, terms and conditions of employment and other matters. In light of the competitive nature of the brokerage industry, litigation, claims and arbitration between competitors regarding employee hiring are not uncommon.

Legal reserves are established in accordance with U.S. GAAP ASC Topic 450, *Accounting for Contingencies*, when a material legal liability is both probable and reasonably estimable. Once established, reserves are adjusted when there is more information available or when an event occurs requiring a change. The outcome of such items cannot be determined with certainty. The Company is unable to estimate a possible loss or range of loss in connection with specific matters beyond its current accrual and any other amounts disclosed.

4. Related Party Transactions

Cantor and other affiliates provide the Company with administrative services and other support for which they charge the Company based on the cost of providing such services. Such support includes allocations for utilization of fixed assets, accounting, treasury, operations, human resources, clearing, legal and technology services. For the year ended December 31, 2021, the Company was charged by affiliates for such services, for which the unpaid balances are included in Payables to related parties in the Company's consolidated statement of financial condition. In addition, for the year ended December 31, 2021 the Company was charged for allocated rent, utilities, maintenance and other occupancy related costs which the unpaid balances are included in Payables to related parties in the Company's consolidated statement of financial condition.

For the year ended December 31, 2021, the Company was allocated costs related to compensation awards to employees of the Company for which the unpaid balances are included in Payables to related parties in the Company's consolidated statement of financial condition.

Pursuant to the Factoring Agreement, the Company sells commissions receivable aged over 30 days to an affiliate on a non-recourse basis. The Company sold commissions receivable of $48,896 for the year ended December 31, 2021. The cumulative difference between the contract value of receivables sold and the sales price to the affiliate at December 31, 2021, as well as the unpaid balances are included in Payables to related parties in the Company's consolidated statement of financial condition.

4. Related Party Transactions (*continued*)

An affiliate of the Company enters into various agreements with certain of its employees whereby these employees receive forgivable loans. The Company is charged for the amortization, or other compensation related expenses associated with such loans. For the year ended December 31, 2021, the Company was allocated costs related to amortization of such awards for which the unpaid balances are included in Payables to related parties in the Company's consolidated statement of financial condition.

During 2021, $348 intercompany payable balance was converted into capital as a deemed contribution to the Company through BGC's ownership interest in the Controlling Interest.

5. Income Taxes

As of December 31, 2021, the Company recorded a deferred tax asset of approximately $68. The deferred tax asset consists primarily of book-tax differences related to deferred compensation. The difference between the effective tax rate and the U.S. federal statutory rate is due primarily to the Company not being subject to US federal and state, and local tax.

The Company has analyzed its tax positions with respect to applicable income tax issues for open tax years (in each respective jurisdiction). There were no material unrecognized tax benefits as of December 31, 2021. For the year ended December 31, 2021, the Company did not accrue any interest or penalties related to uncertain tax positions. The federal tax return of the sole member is no longer subject to examination for years prior to 2016. The state and local tax returns of the sole member are no longer subject to examination prior to 2009.

6. Compensation

BGC provides company awards which become exchangeable or redeemed for Class A common stock on a one for one basis. Additionally Newmark Group, Inc ("Newmark") provides company awards which become exchangeable or redeemed for Class A common stock equal to the number of limited partnership interests multiplied by the then-current Exchange Ratio. At the time the units become exchangeable or are redeemed, the Company recognizes an expense based on the fair value of the award on that date.

There are certain partnership units that have a stated vesting schedule and do not receive quarterly allocations of net income. These limited partnership units ("LPUs") generally vest between two and five years from the date of grant. The fair value is determined on the date of grant based on the market value of an equivalent share of BGC or Newmark Class A common stock (adjusted if appropriate based upon the award's eligibility to receive quarterly allocations of net income), and is recognized as compensation expense, net of the effect of estimated forfeitures, ratably over the vesting period.

6. Compensation (*continued*)

The Company also awards restricted stock units ("RSUs") which vest into Class A common stock over a stated vesting schedule to employees. These awards generally vest over a two to five year period. The fair value of RSUs held by BGC employees and directors is determined on the date of grant based on the market value of Class A common stock adjusted as appropriate based upon the award's ineligibility to receive dividends. The compensation expense is recognized ratably over the vesting period, taking into effect estimated forfeitures.

The Company provides for the grant of deferred cash incentive compensation to eligible employees.

At December 31, 2021, there was no unrecognized compensation cost related to deferred cash compensation.

7. Regulatory Requirements

As a registered introducing broker-dealer, GFIS is subject to the net capital rules under the Securities Exchange Act of 1934 and the Commodity Exchange Act. GFIS has elected to compute its net capital using the alternative method, which requires GFIS to maintain minimum net capital of $250, or 2% of aggregate debit balances. At December 31, 2021, GFIS's net capital was $14,370 which was $14,120 in excess of its required net capital.

GFIS is also required in accordance with SEC Rule 17a-5(d)(2)(i) and CFTC 1.10(d)(2)(ii) to disclose any changes in liabilities subordinated to claims of general creditors. GFIS did not have any subordinated borrowings during the year ended December 31, 2021.

8. Market and Credit Risk

Guarantees – The Company is a member of various securities clearinghouses and exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members and, accordingly, if another member becomes unable to satisfy its obligations to the clearinghouse or exchange, all other members would be required to meet the shortfall. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no liability was required to be recorded in the Company's consolidated statement of financial condition.

Risks and Uncertainties – The Company generates revenue by providing securities trading and brokerage services to institutional customers and by executing transactions for institutional counterparties. Revenue for these services are transaction based. As a result, the Company's revenue could vary based on the transaction volume of global financial markets. Additionally, the Company's financing is sensitive to interest rate fluctuations which could have an impact on the Company's overall profitability.

8. Market and Credit Risk (*continued*)

In connection with the factoring of commissions receivable, it is generally required to make a variety of customary representations and warranties regarding both the Company itself and the commissions receivable being sold or transferred.

The Company makes such representations and warranties in connection with the sale of its commissions receivable, and will continue to do so in the ordinary course of business. See Note 1– General and Summary of Significant Accounting Policies under Accrued Commissions Receivable, net for further information.

Credit Risk – Credit risk arises from potential non-performance by counterparties. The Company has established policies and procedures to manage the exposure to credit risk. The Company maintains a thorough credit approval process to limit exposure to counterparty risk and employ stringent monitoring to control the counterparty risk for the matched principal businesses. The Company's account opening and counterparty approval process includes verification of key customer identification, anti-money laundering verification checks and a credit review of financial and operating data. The credit review process includes establishing an internal rating and any other information deemed necessary to make an informed credit decision, which may include financials, correspondence, due diligence calls and a visit to the entity's premises, as necessary.

Principal Transaction Risk – The Company executes matched principal transactions in which it acts as a "middleman" by serving as counterparty to both a buyer and a seller in matching back-to-back trades. These transactions are then settled through a recognized settlement system or third-party clearing organization. Settlement typically occurs within one to three business days after the trade date. Cash settlement of the transaction occurs upon receipt or delivery of the underlying instrument that was traded. The Company generally avoids settlement of principal transactions on a free-of-payment basis or by physical delivery of the underlying instrument. However, free-of-payment transactions may occur on a very limited basis.

Market Risk – Market risk refers to the risk that a change in the level of one or more market prices, rates, indices or other factors will result in losses for a specified position. The Company may allow certain of its desks to enter into unmatched principal transactions in the ordinary course of business and hold long and short inventory positions. These transactions are primarily for the purpose of facilitating clients' execution needs, adding liquidity to a market or attracting additional order flow. As a result, the Company may have market risk exposure on these transactions. The Company's exposure varies based on the size of its overall positions, the risk characteristics of the instruments held and the amount of time the positions are held before they are disposed of. All positions held longer than intra-day are marked-to-market.

The Company attempts to mitigate its market risk on these positions by strict risk limits, extremely limited holding periods and hedging. However, there is no assurance that these procedures and limits will be effective at limiting unanticipated losses in the future. Adverse movements in the securities

8. Market and Credit Risk (*continued*)

positions or a downturn or disruption in the markets for these positions could result in a substantial loss. In addition, principal gains and losses resulting from these positions could on occasion have a disproportionate effect, positive or negative, on the Company's consolidated statement of financial condition for any particular reporting period.

Operational Risk – In providing a comprehensive array of products and services, the Company may be exposed to operational risk. Operational risk may result from, but is not limited to, errors related to transaction processing, breaches of internal control systems and compliance requirements, fraud by employees or persons outside the Company or business interruption due to systems failures or other events. Operational risk may also include breaches of the Company's technology and information systems resulting from unauthorized access to confidential information or from internal or external threats, such as cyber attacks. Operational risk also includes potential legal or regulatory actions that could arise as a result of noncompliance with applicable laws and/or regulatory requirements. In the case of an operational event, the Company could suffer a financial loss as well as reputational damage.

Foreign Currency Risk – The Company is exposed to risks associated with changes in foreign exchange rates. The remeasurement of the Company's foreign currency denominated financial assets and liabilities fluctuate with changes in foreign currency rates. The Company monitors the net exposure in foreign currencies on a daily basis and hedges its exposure as deemed appropriate with highly rated major financial institutions.

Coronavirus Disease 2019 (COVID-19) Pandemic – Management has evaluated the impact of the COVID-19 pandemic on the industry and concluded that, while it is reasonably possible that the virus could have an effect on the Company's financial condition, the specific impact is not readily determinable as of the date of the Company's consolidated statement of financial condition. The Company's consolidated statement of financial condition do not include any adjustments that might result from the outcome of this uncertainty.

9. Revenue from Contracts with Customers

See Note 1 – General and Summary of Significant Accounting Policies for detailed information on the recognition of the Company's revenue from contracts with customers.

Contract Balances – The timing of the Company's revenue recognition may differ from the timing of payment by its customers. The Company records a receivable when revenue is recognized prior to payment and the Company has an unconditional right to payment.

Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue until the performance obligations are satisfied.

9. Revenue from Contracts with Customers (*continued*)

The Company had receivables related to revenue from contracts with customers of $7,501 and $6,029 as of December 31, 2020 and 2021, respectively, which is included in Receivables from clearing brokers in the Company's consolidated statements of financial condition.

The Partnership's deferred revenue primarily relates to customers paying advance or billed in advance where the performance obligation has not yet been satisfied. Deferred revenue is recorded as a contract liability. There was no deferred revenue at December 31, 2021.

10. Leases

The Company, acting as a lessee, has operating leases primarily relating to office space and office equipment. The leases have remaining lease terms of 0.1 years to 2.1 years, some of which include options to extend the leases in 1 to 5 years increments for up to 10 years. Renewal periods are included in the lease term only when renewal is reasonably certain, which is a high threshold and requires management to apply judgment to determine the appropriate lease term. Certain leases also include periods covered by an option to terminate the lease if the Company is reasonably certain not to exercise the termination option. The Company recognizes lease expense for its operating leases on a straight-line basis over the lease term and variable lease expense not included in the lease payment measurement is recognized as incurred. All leases were classified as operating leases as of December 31, 2021.

Pursuant to the accounting policy election, leases with an initial term of twelve months or less are not recognized on the balance sheet.

ASC 842, *Leases* requires the Company to make certain assumptions and judgements in applying the guidance, including determining whether an arrangement includes a lease, determining the term of a lease when the contract has renewal or cancelation provisions, and determining the discount rate.

The Company determines whether an arrangement is or includes a lease at contract inception by evaluating whether the contract conveys the right to the control the use of an identified asset for a period of time in exchange for consideration. If the Company has the right to obtain substantially all of the economic benefits from, and can direct the use of, the identified asset for a period of time, the Company accounts for the identified asset as a lease. The Company has elected the practical expedient to not separate lease and non-lease components for all leases other than real estate leases. The primary non-lease component that is combined with a lease component is operating expenses such as utilities, maintenance or management fees.

10. Leases (*continued*)

As the rate implicit in the lease is not usually available, the Company used an incremental borrowing rate ("IBR") based on the information available at the adoption date of the new leases standard in determining the present value of lease payments for existing leases. The Company elected to use a portfolio approach to IBR, applying corporate bond rates to the leases. The Company calculated the appropriate rates with reference to the lease term and lease currency. The Company will use information available at the lease commencement date to determine the discount rate for any new leases.

The Company subleases certain real estate to third parties. The value of these commitments is not material to the Company's consolidated statement of financial condition.

As of December 31, 2021, the Company does not have any leases that have not yet commenced but that create significant rights and obligations.

Supplemental information related to the Company's operating lease is as follows:

	Classification in Statement of Financial Condition	As of December 31, 2021
Assets		
Operating lease ROU assets	Other assets	$ 130
Liabilities		
Operating lease liabilities	Accounts payable and accrued liabilities	$ 136

	As of December 31, 2021
Weighted-average remaining lease term	
Operating leases (years)	2.1
Weighted-average discount rate	
Operating leases	0.0%

10. Leases (*continued*)

The following table shows the Company's maturity analysis of its operating lease liabilities:

	Minimum Lease Payments
Years Ending December 31,	
2022	68
2023	70
2024	6
Total	$ 144
Interest	(8)
Total	$ 136

11. Subsequent Events

The Company has evaluated subsequent events through the date the consolidated statement of financial condition was issued. There have been no additional material subsequent events that would require recognition in the Company's statement of financial condition or disclosure in the notes to the consolidated statement of financial condition.